Teucrium Commodity Trust

Three Main Street, Suite 215

Burlington, VT 05401

(802) 540-0019

April 27, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:         Teucrium Commodity Trust,

Corn Fund Registration Statement on Form S-1 (File No. 333-263434)

Bitcoin Fund Registration Statement on Form S-1 (File No. 333-256339)

Agricultural Fund Registration Statement on Form S-1 (File No. 333-263450)

Sugar Fund Registration Statement on Form S-1 (File No. 333-263438)

Wheat Fund Registration Statement on Form S-1 (File No. 333-263293)

Soybean Fund Registration Statement on Form S-1 (File No. 333-263448)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust respectfully requests that Post-Effective Amendment No. 2 to the Trust's Registration Statement on Form S-1 (File No. 333-263434), (File No. 333-256339), (File No. 333-263450), (File No. 333-263438), (File No. 333-263293), and (File No. 333-263448), be accelerated and declared effective at 9:00 a.m. Eastern time on April 28, 2023, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions, please contact W. Thomas Conner of Carlton Fields by e-mail at tconner@carltonfields.com or by telephone at 202-965-8139.

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TEUCRIUM COMMODITY TRUST

By:	Teucrium Trading, LLC, its Sponsor
By:	/s/ Sal Gilbertie Name: Sal Gilbertie Title: President/Chief Executive Officer/Chief Investment Officer/Member of the Sponsor

cc:	W. Thomas Conner, Carlton Fields